Exhibit 99.40

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars - unaudited)

Nine months ended March 31, 2020 and 2019

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2020 and June 30, 2019

(Expressed in Canadian dollars)

	March 31, 2020 (unaudited)	June 30, 2019 (audited)
ASSETS
Current assets
Cash	$6,550,275	$6,849,114
Receivables	638,144	90,428
Prepaid expenses	301,768	254,524

	7,490,187	7,194,066

Non-current assets
Reclamation deposit (Note 4)	88,894	82,002
Exploration and evaluation assets (Note 3)	29,150,131	25,381,849
Intangible asset (Note 5)	1,910,349	1,910,349
Asset under construction (Note 6)	23,311,882	9,823,065

	54,461,256	37,197,265

TOTAL ASSETS	$61,951,443	$44,391,331

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 10)	$7,175,188	$5,615,174

Non-current liabilities
Amounts payable (Note 7)	—	398,453
Convertible loan (Note 8)	5,154,548	—

TOTAL LIABILITIES	12,329,736	6,013,627

EQUITY
Share capital (Note 9)	58,747,988	57,875,488
Shares to be issued (Note 5)	—	475,000
Special warrants (Note 9)	11,927,931	—
Reserves (Note 9)	15,261,506	13,544,859
Deficit	(38,714,134)	(33,655,763)
Accumulated other comprehensive income	2,398,416	138,120

TOTAL EQUITY	49,621,707	38,377,704

TOTAL LIABILITIES AND EQUITY	$61,951,443	$44,391,331

Nature and Continuance of Operations (Note 1)

Commitments (Note 13)

Subsequent Events (Note 14)

Approved by the Board of Directors and authorized for issue on May 29, 2020.

“Robert Mintak”	“Dr. Andrew Robinson”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2020 and 2019

(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2020	2019	2020	2019
Administrative Expenses
Consulting fees	$121,042	$181,526	$473,091	$633,703
Management fees (Note 10)	230,513	276,075	697,013	874,370
Advertising and investor relations	60,421	257,313	262,458	1,266,809
Corporate development				5,000
Filing and transfer agent	19,635	28,351	63,793	78,847
Office and administration	106,901	64,424	236,678	166,180
Professional fees	100,495	53,263	230,051	152,649
Share-based payments (Notes 9 and 10)	1,538,921	86,198	1,716,647	3,059,627
Research and development		687,355		1,547,849
Patent application	6,643	6,421	63,652	69,180
Preliminary economic assessment	435	54,492	88,273	54,492
Travel	42,960	40,815	101,426	161,790
Foreign exchange	1,017,815	144,562	941,900	(10,515)

Loss from operations before other items	(3,245,781)	(1,880,795)	(4,874,982)	(8,059,981)

Other (expenses) income
Debt settlement expense (Note 7)			(83,414)
Write-off acquisition costs (Note 3)				(20,650)
Interest and accretion expense	(81,842)		(99,975)	660

	(81,842)		(183,389)	(19,990)

Net loss	(3,327,623)	(1,880,795)	(5,058,371)	(8,079,971)

Other comprehensive gain/(loss)
Item that may be reclassified subsequently to income or loss:
Currency translation differences of foreign operations	2,463,087	(638,800)	2,260,296	298,041

Total comprehensive loss	$(864,536)	$(2,519,595)	$(2,798,075)	$(7,781,930)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.06)	$(0.11)
Weighted average number of common shares outstanding – basic and diluted	88,699,021	76,343,187	88,260,683	75,880,819

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2020 and 2019

(Expressed in Canadian dollars - unaudited)

	Number of shares	Share capital	Number of warrants	Special warrants	Shares to be issued	Reserves	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
Balance, June 30, 2018	73,527,576	$45,187,983	—	$—	$—	$9,847,553	$(25,076,922)	$278,562	$30,237,176
Share-based payments	—			—	—	3,059,627	—	—	3,059,627
Shares issued for cash, net of costs	11,390,500	10,058,641		—	—	371,388	—	—	10,430,029
Shares issued for evaluation & exploration assets	700,000	1,120,000		—	—	—	—	—	1,120,000
Shares issued for intangible asset	500,000	490,000		—	460,000	—	—	—	950,000
Warrants exercised	350,000	87,500		—	—	—	—	—	87,500
Net loss for the period	—			—	—	—	(8,079,971)	—	(8,079,971)
Currency translation differences for foreign operations	—			—	—	—	—	298,041	298,041

Balance, March 31, 2019	86,468,076	56,944,124		—	460,000	13,278,568	(33,156,893)	576,603	38,102,402
Balance, June 30, 2019	87,594,076	$57,875,488		$—	$475,000	$13,544,859	$(33,655,763)	$138,120	$38,377,704
Share-based payments	—			—	—	1,716,647	—	—	1,716,647
Shares issued for evaluation & exploration assets	500,000	360,000		—		—	—		360,000
Shares issued for intangible asset	500,000	475,000		—	(475,000)	—	—		—
Warrants exercised	150,000	37,500		—	—	—	—	—	37,500
Special warrants issued, net of costs	—		16,140,220	11,927,931					11,927,931
Net loss for the period	—			—	—	—	(5,058,371)	—	(5,058,371)
Currency translation differences for foreign operations	—			—	—	—	—	2,260,296	2,260,296

Balance, March 31, 2020	88,744,076	$58,747,988	16,140,220	$11,927,931	$—	$15,261,506	$(38,714,134)	$2,398,416	$49,621,707

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2020 and 2019

(Expressed in Canadian dollars - unaudited)

	Nine Months Ended
	March 31,	March 31,
	2020	2019
Cash flows from (used in) operating activities
Net loss	$(5,058,371)	$(8,079,971)
Add items not affecting cash
Share-based payments	1,716,647	3,059,627
Interest and accretion expense	99,975	—
Unrealized foreign exchange	402,348	—
Debt settlement expense	83,414	—
Write-off acquisition costs	—	20,650
Net changes in non-cash working capital items to operations:
Receivables	(547,716)	(885,096)
Prepaid expenses	(47,244)	(5,864,264)
Accounts payable and accrued liabilities	(3,219,246)	748,405

Net cash used in operating activities	(6,570,193)	(11,000,649)

Cash flows used in investing activities
Exploration and evaluation assets	(1,152,869)	(3,221,251)
Intangible asset	(500,000)	(358,301)
Asset under construction	(8,711,566)	—

Net cash used in investing activities	(10,364,435)	(3,579,552)

Cash flows from financing activities
Proceeds from issuance of special warrants, net of costs	11,927,931	—
Proceeds from issuance of shares, net of costs	—	10,430,029
Proceeds from convertible loan, net of costs	4,670,358	—
Exercise of warrants	37,500	87,500

Net cash from financing activities	16,635,789	10,517,529

Decrease in cash	(298,839)	(4,062,672)
Cash, beginning of period	6,849,114	13,513,182

Cash, end of period	$6,550,275	$9,450,510

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

1. Nature	and Continuance of Operations

Standard Lithium Ltd. (the “Company”) was incorporated under the laws of the Province of British Columbia on August 14, 1998 under the name Tango Capital Corp. On April 7, 1999, the Company changed its name to Patriot Capital Corp. and to Patriot Petroleum Corp. effective March 5, 2002. On December 1, 2016 the Company continued under the Canadian Business Corporations Act and changed its name to Standard Lithium Ltd. The Company’s principal operations are comprised of exploration for and development of lithium brine properties in the United States of America (“USA”).

The address of the Company’s corporate office and principal place of business is 835, 1100 Melville Street, Vancouver, British Columbia, Canada, V6E 4A6. The Company’s shares are listed on the TSX Venture Exchange under the symbol “SLL”.

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has no sources of revenue and as at March 31, 2020 had an accumulated deficit of $38, 714,134 (June 30, 2019—$33,655,763). These matters raise significant doubt regarding the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity financings. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

During March 2020, the World Health Organisation declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse developments, has adversely affected workforces, economies and financial markets globally, leading to an economic downturn. The impact of COVID-19 on the Company’s operations has not been significant, but management continues to monitor the situation.

2. Basis	of Presentation

a) Statement	of compliance

The condensed consolidated interim financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements comply with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required of a complete set of consolidated financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and the performance of the Company since the end of its last annual reporting period. It is therefore recommended that these condensed consolidated interim financial statements be read in conjunction with the annual consolidated financial statements of the Company for the year ended June 30, 2019, which were prepared in accordance with IFRS as issued by the IASB.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation - continued

b)	Basis of consolidation

The consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries. On February 21, 2017, the Company acquired Moab Minerals Corp. and its wholly owned subsidiary 1093905 Nevada Corp. Moab Minerals Corp. was incorporated under the British Columbia Business Corporations Act and 1093905 Nevada Corp. was incorporated in the State of Nevada, USA. On March 17, 2017, the Company incorporated California Lithium Ltd. in the State of Nevada, USA. On June 13, 2017, the Company acquired Vernal Minerals Corp. and its wholly owned subsidiary Arkansas Lithium Corp. Vernal Minerals Corp. was incorporated under the British Columbia Business Corporations Act and Arkansas Lithium Corp. was incorporated in the State of Nevada, USA. On December 13, 2018, the Company acquired 2661881 Ontario Limited which was incorporated under the laws of Ontario. All significant inter-company balances and transactions have been eliminated upon consolidation.

c)	Functional and presentation currency

Items included in the condensed consolidated interim financial statements of the Company and its wholly owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency of the Company and its Canadian subsidiaries, Moab Minerals Corp., Vernal Minerals Corp. and 2661881 Ontario Limited is the Canadian dollar. The functional currency of 1093905 Nevada Corp., California Lithium Ltd. and Arkansas Lithium Corp. is the United States dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of transaction. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are included in profit and loss.

The results and financial position of a subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the closing rate at the reporting date;

•	Income and expenses for each income statement are translated at average exchange rates for the period; and

•	All resulting exchange differences are recognised in other comprehensive income as cumulative translation adjustments.

On consolidation, exchange differences arising from the translation of the net investment in foreign entity is taken to accumulated other comprehensive loss. When a foreign operation is sold, such exchange differences are recognized in profit or loss as part of the gain or loss on sale.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

2.	Basis of Presentation - continued

d)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for financial assets classified as fair value through profit or loss which are stated at their fair value.

In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

e) Changes	in accounting standards

New accounting standards adopted effective July 1, 2019:

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how a company will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with the approach to lessor accounting substantially unchanged from its predecessor, IAS 17.

The Company adopted IFRS 16 effective July 1, 2019 and has elected not to recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less or leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term. Therefore there was no material impact to the Company’s consolidated financial statements upon adoption of IFRS 16.

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23, Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after June 1, 2019. Earlier application is permitted. The Interpretation requires: (a) an entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution; (b) an entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and (c) if it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty.

The Company adopted IFRIC 23 effective July 1, 2019 with no material impact to the Company’s consolidated financial statements.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3. Exploration and Evaluation Expenditures

	California Property $	Arkansas Property $	Total $
Acquisition costs:
Balance, June 30, 2018	6,140,254	5,821,628	11,961,882
Acquisition of property	2,096,767	5,103,033	7,199,800
Reclassification from acquisition to exploration costs	(53,508)	—	(53,508)
Effect of movement in foreign exchange rates	(82,066)	(61,326)	(143,392)

Balance, June 30, 2019	8,101,447	10,863,335	18,964,782
Acquisition of property	512,034	999,503	1,511,537
Effect of movement in foreign exchange rates	677,898	913,094	1,590,992

Balance, March 31, 2020	9,291,379	12,775,932	22,067,311
Exploration Costs:
Balance, June 30, 2018	3,016,458	1,212,003	4,228,461
Reclassification from acquisition to exploration costs	53,508	—	53,508
Site management	61,621	—	61,621
Drilling	915,839	—	915,839
Other exploration costs	368,856	863,867	1,232,723
Effect of movement in foreign exchange rates	(48,902)	(26,183)	(75,085)

Balance, June 30, 2019	4,367,380	2,049,687	6,417,067
Other exploration costs	2,039	123,842	125,881
Effect of movement in foreign exchange rates	367,590	172,282	539,872

Balance, March 31, 2020	4,737,009	2,345,811	7,082,820

Balance, June 30, 2019	12,468,827	12,913,022	25,381,849

Balance, March 31, 2020	14,028,388	15,121,743	29,150,131

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property

On August 11, 2016, the Company entered into an option purchase and assignment agreement (the “Option Purchase Agreement”) with TY & Sons Explorations (Nevada), Inc. (“TY & Sons”) and Nevada Alaska Mining Company Inc. (“Nevada Mining”), pursuant to which the Company will acquire all of TY & Sons’ right, title and interest in a property option agreement between TY & Sons and Nevada Mining, as property owner (the “Underlying Option Agreement”). Under the Underlying Option Agreement, TY & Sons has the option (the “Option”) to acquire from Nevada Mining an interest in the California Property (collectively, the “Option Purchase”), which comprises mineral claims situated in San Bernardino County, California. The transaction, having received the approval of the TSX Venture Exchange, closed on November 17, 2016. As consideration, the Company issued 14,000,000 common shares of the Company and paid certain costs incurred to TY & Sons.

In order to exercise the Option pursuant to the terms of the Underlying Option Agreement, the Company will be required to pay the total sum of US$325,000 and issue an aggregate of 2,500,000 common shares to Nevada Mining as follows:

•	US$125,000 on closing of the Option Purchase Agreement (paid)

•	US$50,000 on or before July 7, 2017 (paid)

•	US$50,000 on or before July 7, 2018 (paid)

•	US$50,000 on or before July 7, 2019 (paid)

•	US$50,000 on or before July 7, 2020

•	Issue 500,000 common shares on closing of the Option Purchase Agreement (issued)

•	Issue 500,000 common shares on or before October 1, 2017 (issued)

•	Issue 500,000 common shares on or before October 1, 2018 (issued)

•	Issue 500,000 common shares on or before October 1, 2019 (issued)

•	Issue 500,000 common shares on or before October 1, 2020

The property is subject to a 2.5% net smelter return royalty on commercial production from the mineral claims, in favour of Nevada Mining, of which 1.0% may be repurchased for US$1,000,000 on or before July 7, 2019. The property is also subject to an additional 0.5% net smelter returns royalty applicable to any after acquired properties in the area of interest stipulated by the Option Purchase Agreement, also in favour of Nevada Mining.

On May 1, 2017, the Company signed a Property Lease Agreement with National Chloride Company of America (“National Chloride”) for rights to an adjacent property to the California Property, with approximately 12,290 acres. Under this Property Lease Agreement, the Company paid US$25,000 at signing of a Letter of Intent and will be required to pay the total sum of US$1,825,000 and issue an aggregate of 1,700,000 common shares of the Company to National Chloride as follows:

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

•	US$25,000 on the Purchase Agreement date (paid)

•	US$50,000 on or before November 24, 2017 (paid)

•	US$100,000 on or before May 24, 2018 (paid)

•	US$100,000 on or before May 24, 2019 (paid)

•	US$100,000 on or before May 24, 2020 (paid)

•	US$100,000 on or before May 24, 2021

•	US$100,000 on or before May 24, 2022

•	US$250,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 100,000 common shares on the closing date (issued)

•	Issue 100,000 common shares on or before November 24, 2017 (issued)

•	Issue 200,000 common shares on or before May 24, 2018 (issued)

•	Issue 200,000 common shares on or before May 24, 2019 (issued)

•	Issue 200,000 common shares on or before May 24, 2020 (issued)

•	Issue 200,000 common shares on or before May 24, 2021

•	Issue 200,000 common shares on or before May 24, 2022

•	Issue 500,000 common shares successful completion of a pre-feasibility study

It is expressly agreed that the “Leased Rights” are limited to lithium exploration and production activities and operations. The Company will pay a two percent royalty on gross revenue derived from the properties to National Chloride, subject to a minimum annual royalty payment of US$500,000. On September 1, 2017, the Property Lease Agreement was amended to include an additional approximately 6,000 acres adjacent to the 12,290 acres. The amendment agreement continues all the economic terms of the previous lease agreement with National Chloride, with the additional requirement that the Company will be responsible for ongoing carrying costs associated with the additional claims. A payment of $56,873 (US$44,805) was made to the Bureau of Land Management, Department of the Interior (“BLM”) for these carrying costs.

On April 23, 2018 the Company entered into an exploration and option agreement (“EOA”), with TETRA Technologies, Inc., to secure access to additional operating and permitted land consisting of approximately 12,100 acres in Bristol Dry Lake, and up to 11,840 acres in the adjacent Cadiz Dry Lake, Mojave Desert, California. The EOA with TETRA allows for the exclusive right to negotiate and conduct exploration activities and to enter into a mineral lease to allow exploration and production activities for lithium extraction on property held under longstanding mining claims and permits by TETRA.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

California Property – continued

In connection with the entering into of the EOA, the Company made a non-refundable deposit of $131,680 (US$100,000) (See Note 5), and will be required to pay the total sum of US$2,700,000 and issue an aggregate of 3,400,000 common shares of the Company to TETRA Technologies, Inc. as follows:

•	US$100,000 initial payment on April 23, 2018 (paid)

•	US$100,000 on or before October 23, 2018 (paid)

•	US$200,000 on or before April 23, 2019 (paid)

•	US$200,000 on or before April 23, 2020 (paid)

•	US$200,000 on or before April 23, 2021

•	US$200,000 on or before April 23, 2022

•	US$200,000 on or before April 23, 2023

•	US$500,000 upon successful completion of a pre-feasibility study

•	US$1,000,000 upon successful completion of a bankable feasibility study

•	Issue 200,000 common shares on April 23, 2018 (issued)

•	Issue 200,000 common shares on or before October 23, 2018 (issued)

•	Issue 400,000 common shares on or before April 23, 2019 (issued)

•	Issue 400,000 common shares on or before April 23, 2020 (issued)

•	Issue 400,000 common shares on or before April 23, 2021

•	Issue 400,000 common shares on or before April 23, 2022

•	Issue 400,000 common shares on or before April 23, 2023

•	Issue 1,000,000 common shares successful completion of a pre-feasibility study

On November 1, 2017, the Company entered into a share purchase agreement to acquire all of the outstanding share capital of a privately held British Columbia based mineral exploration company (the “Vendor”) which holds the rights to a series of 54 prospective mineral claims located in San Bernardino County, California.

In consideration for the acquisition of the Vendor, the Company will issue 1,000,000 common shares, and will assume responsibility for all outstanding liabilities of the Vendor. Closing of the acquisition remains subject to the final approval of the TSX Venture Exchange, as well as certain other conditions as are customary in transactions of this nature. All common shares issued in connection with the acquisition will be subject to a four-month-and-one-day hold period in accordance with the policies of the TSX Venture Exchange. During the year ended June 30, 2019, the Company decided to not complete the transaction and wrote-off acquisition costs of $20,650. The Company has no further obligations or liabilities to the Vendor.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

3.	Exploration and Evaluation Expenditures - continued

Arkansas Property

On July 26, 2017, the Company entered into a Memorandum of Understanding (MOU) with a non-affiliated NYSE-listed company (the “Vendor”) with regard to an option to acquire certain rights to conduct brine exploration and production and lithium extraction activities on approximately 33,000 net brine acres located in Columbian and Lafayette Counties, Arkansas. At signing of the MOU, a non-refundable deposit of $614,150 (US$500,000) was made with additional fees and payment obligations in the future if the option is executed and exercised, and subject to certain conditions.

On December 29, 2017, the Company entered into an Option Agreement to proceed with the transaction (the “Agreement Date”). Under this Option Agreement, the Company will be required to make payments to the Vendor as follows:

•	US$500,000 before January 28, 2018 (paid)

•	An additional US$600,000 on or before December 29, 2018 (paid)

•	An additional US$700,000 on or before January 31, 2020(1) (paid)

•	An additional US$750,000 on or before December 29, 2020

•

Additional annual payments of US$1,000,000 on or before each annual anniversary of the Agreement Date, beginning with that date that is 48 months following the Agreement Date, until the earlier of the expiration of the Exploratory Period or, if the Optionee exercises the Option, the Optionee beginning payment of the Royalty.

During the Lease Period, at any time following the commencement of Commercial Production, the Company agreed to pay a Royalty of 2.5% of gross revenue (minimum Royalty US$1,000,000) to the underlying owner.

On May 4, 2018 the Company entered into a Memorandum of Understanding (“MOU”), with LANXESS Corporation (“LANXESS”) with the purpose of testing and proving the commercial viability of extraction of lithium from brine that is produced as part of LANXESS’ bromine extraction business at its three southern Arkansas facilities.The MOU sets out the basis on which the parties have agreed to cooperate in a phased process towards developing commercial opportunities related to the production, marketing and sale of battery grade lithium products extracted from tail brine and brine produced from the Smackover Formation. The MOU forms the basis of what will become a definitive agreement and is binding until the execution of a more comprehensive agreement that the parties may execute on the completion of further development phases. Standard Lithium has paid an initial $3,834,000 (US$3,000,000) reservation fee to LANXESS to secure access to the tail brine, with an additional US$3,000,000 reservation fee due upon completion of certain development phases which were completed prior to the year end of June 30, 2019. The additional US$3,000,000 fee is included in the accounts payable and accrued liabilities as at March 31, 2020.

(1) On December 6, 2019, the Company entered into an extension agreement with the Vendor to defer the payment deadline of US$700,000 from December 31, 2019 to January 31, 2020.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

4.	Reclamation deposit

On September 6, 2017, the Company paid $81,382 (US$62,659) for a reclamation bond to the Bureau of Land Management California State (“BLM”) with respect to the exploration trenching and drilling on Bristol Dry Lake. This amount was determined by the BLM to be sufficient to meet all anticipated reclamation requirements.

5.	Intangible asset

On December 13, 2018, the Company acquired 2661881 Ontario Limited (“2661881”) from Craig Johnstone Brown (“Brown”) by purchasing all the issued and outstanding common shares. 2661881 holds the intellectual property rights to a process for the selective extraction of lithium from brine solutions (the “IP Assets”). The Company determined that this transaction is an asset acquisition as the assets acquired did not constitute a business.

The consideration payable by the Company to Brown will be comprised of cash and common shares of the Company as follows:

(i)	$50,000 deposit (paid);

(ii)	$250,000 on the closing date (paid);

(iii)	$250,000 promissory note payable six months after the closing date (paid);

(iv)	500,000 common shares on the closing date (issued);

(v)

$500,000 payable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether or not to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (paid); and

(vi)

500,000 shares issuable on the earlier of (i) the third anniversary of the closing date, (ii) the date that the Company conclusively determines whether to proceed with the commercial development of the IP Assets (regardless of the outcome of such decision); or (iii) such other date as the Company and Brown may agree in writing (the “Investment Date”) (issued).

All cash payments and share issuances become immediately due and payable in the event a final decision is made by the Company to proceed with the commercial development of the IP Assets. In the event the Company does not make any of the required payments or share issuances, Brown has the right to re-acquire all of the issued share capital of 2661881, at which point the Company’s obligations to make further payments will cease.

On October 28, 2019, the Company agreed to accelerate the timeframe of completion of the payments and common share issuances detailed under items (v) and (vi) above to Brown by making (a) a cash payment of $250,000, on or before November 15, 2019 (paid); and (b) a further $250,000 (paid), and the issuance of 500,000 common shares (issued) on or before December 31, 2019. As at December 31, 2019, the Company has satisfied all payment and share issuance obligations due and owing with respect to the acquisition of 2661881 as detailed above.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

5.	Intangible asset - continued

The fair value of the intangible assets acquired is as follows:

$
Consideration paid
Cash	300,000
Fair value of 500,000 common shares issued at closing date	475,000
Fair value of promissory note payable due six months after closing date	226,391
Cash payable on or before the Investment Date	375,657
Fair value of 500,000 common shares issuable on or before the Investment Date	475,000

Total consideration paid	1,852,048
Legal fees capitalized in connection with the acquisition of 2661881	58,301

Total	1,910,349

The intangible asset represents purchase of intellectual property rights. As at March 31, 2020, the intangible asset was not yet available for use.

6.	Asset under construction

The Company is developing a pilot plant for the extraction of battery-grade lithium from tail brine at the LANXESS facility in southern Arkansas. The pilot plant was under construction and not available for use and therefore not subject to depreciation as at March 31, 2020.

7.	Amounts payable

During the year ended June 30, 2019, the Company issued a note payable of $250,000 payable six months after the closing date of the acquisition of 266861 Ontario Limited (Note 5) and will owe $500,000 at a later date as referenced in Note 5(v). Due to these amounts being owed at a later date the Company valued these at the present value and recorded accretion expense as follows:

$
Beginning balance at June 30, 2018	—
Fair value of promissory note payable due six months after closing date	226,391
Accretion expense for promissory note payable due six months after closing date	23,609
Cash payable on or before the Investment Date	375,657
Accretion expense for cash payable on or before the Investment Date	22,796

Total note payable	648,453
Less: amount paid	(250,000)

Amounts payable at June 30, 2019	398,453
Accretion expense for cash payable on or before the Investment Date	18,133
Debt settlement expense	83,414
Less: amount paid	(500,000)

Amounts payable at March 31, 2020	—

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

8.	Convertible loan

On October 29, 2019 (the “Closing Date”), the Company entered into a US$3,750,000 loan and guarantee agreement (the “Agreement”) with LANXESS Corporation (the “Lender”). The Loan was fully advanced to the Company on the Closing Date and will be used in the ongoing development of the Company’s pilot plant in southern Arkansas (see Note 6).

The principal amount of the Loan matures on the fifth anniversary of the Closing Date, provided that at the election of the Lender at any time after the second anniversary of the Closing Date, the Maturity Date shall be such earlier date as the Lender may elect by written notice provided to the Company at least 60 days before such earlier date. The Loan will be convertible at the option of the Lender at any time prior to the repayment of the Loan, at the Lender’s option, to convert all or any portion of a Loan into common shares and warrants of the Company at a rate such that for each US$1,000 of principal converted, the Lender will receive 1,667 common shares of the Company and one-half of one warrant to purchase an additional common share with an exercise price of $1.20 per common share for a term of three years. Assuming full conversion of the Loan principal, the Lender would receive 6,251,250 common shares and 3,125,625 warrants of the Company. All securities issued upon conversion of the Loan will be subject to four-month-and-one-day statutory hold period from the date the Loan was advanced.

The outstanding principal amount of the Loan will bear interest at an annual rate of 3.0%, subject to adjustments with accrued interest being payable in cash on each anniversary of the Closing Date. In the event that the Company has a positive consolidated operating cash flow, as shown on its consolidated financial statements, the Company will pay a fee to the Lender of 4.5% per annum on the average daily outstanding principal amount of the Loan from the issuance date to the date that the consolidated operating cash flow of the Company is positive. From and after the date on which the consolidated operating cash flow of the Company is positive, the annual interest rate increases to 7.5%. Pre-payments are permitted with prior written approval of the Lender and are subject to a prepayment fee of 3.0% on the portion of the Loan being prepaid.

The Company determined that the Convertible loan contains an embedded foreign exchange derivative liability and a debt host liability. The embedded foreign exchange derivative liability was determined to be not material and therefore the Company assigned the full value on initial recognition to the debt host liability. The gross proceeds of the Convertible loan were reduced by the transaction costs of US$178,024 resulting in a balance of US$3,571,976 on initial recognition. The Convertible loan is measured at amortized cost and will be accreted to maturity over the term using the effective interest method. As at March 31, 2020, the balance of the convertible loan was $5,154,548.

9.	Share Capital

a)	Authorized capital

Unlimited number of common voting shares without nominal or par value

Unlimited number of preferred shares without par value issued in one or more series

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Share Capital - continued

a)	Authorized capital - continued

88,744,076 common shares were issued and outstanding at March 31, 2020.

16,140,220 special warrants were issued and outstanding at March 31, 2020.

On October 1, 2018, the Company issued 500,000 common shares with a fair value of $840,000 to Nevada Alaska Mining Co. Ltd. (Note 3).

On October 23, 2018, the Company issued 200,000 common shares with a fair value of $280,000 to TETRA Technologies, Inc. (Note 3).

On December 13, 2018, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 6).

On March 21, 2019, the Company closed a brokered short form prospectus financing and issued 11,390,500 units of the Company at a price of $1.00 per unit, for gross proceeds of $11,390,500. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (March 21, 2022). The Company paid underwriters’ commission of $570,685, issued 797,336 underwriter’s warrants with a fair value of $371,388 and incurred $389,787 of additional share issuance costs to complete the financing. Each underwriter’s warrant is exercisable to purchase an additional share at a price of $1.00 per share for a period of 24 months from the closing date (March 21, 2021).

On April 10, 2019, the Company closed a non-brokered private placement and issued 426,000 units of the Company at a price of $1.00 per unit, for gross proceeds of $426,000. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $1.30 for a period of 36 months from the closing date (April 10, 2022). The Company incurred $10,635 of share issuance costs to complete the financing.

On May 1, 2019, the Company issued 200,000 common shares with a fair value of $166,000 to National Chloride (Note 3).

On May 2, 2019, the Company issued 400,000 common shares with a fair value of $340,000 to TETRA Technologies, Inc. (Note 3).

On October 1, 2019, the Company issued 500,000 common shares with a fair value of $360,000 to Nevada Alaska Mining Co. Ltd. (Note 3).

On December 27, 2019, the Company issued 500,000 common shares with a fair value of $475,000 in connection with the acquisition of 2661881 Ontario Limited and the intangible asset (Note 5).

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Share Capital - continued

a)	Authorized capital - continued

On February 20, 2020, the Company closed a non-brokered private placement of 16,140,220 special warrants (each, a “Special Warrant”) at a price of $0.75 per Special Warrant for gross proceeds of $12,105,165. Each Special Warrant entitles the holder to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined below) and without payment or additional consideration, one unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of 24 months, subject to an accelerated expiry if the closing price of the Company’s shares is greater than $1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Conversion Warrants will expire 30 days thereafter. Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. In connection with the completion of the private placement, the Company paid finders’ fees of $120,132, issued 452,025 Conversion Warrants with a fair value of $133,644 to finders and also incurred other issuance costs in the amount of $57,102.

During the nine month period ending March 31, 2020, the Company issued a total of 150,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $37,500 upon exercise.

During the year ended June 30, 2019, the Company issued a total of 450,000 common shares for the exercise of share purchase warrants. The Company received proceeds of $112,500 upon exercise.

b)	Warrants

Warrant transactions are summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at June 30, 2018	8,631,411	1.65
Issued	6,705,585	1.26
Exercised	(450,000)	0.25

Balance at June 30, 2019	14,886,996	1.53
Expired	(5,156,411)	2.60
Exercised	(150,000)	0.25
Issued	8,522,135	1.00

Balance at March 31, 2020	18,102,720	0.98

The weighted average contractual life of the warrants outstanding is 1.47 years.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Share Capital – continued

c)	Options – continued

The Company has a stock option plan in place under which it is authorized to grant options to officers, directors, employees, consultants and management company employees enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option shall not be less than the price permitted by any stock exchange. The options can be granted for a maximum term of 10 years.

On July 3, 2018, the Company granted 300,000 stock options to a consultant of the Company at an exercise price of $1.21 for a period of five years with the stock options vesting one quarter at three months from grant date, one quarter at six months from grant date, one quarter at nine months from grant date and one quarter at one year from grant date.

On July 23, 2018, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.03 for a period of one year with all of the stock options vesting immediately on the date of grant.

On September 4, 2018, the Company granted 2,000,000 stock options to directors, officers and consultants of the Company at an exercise price of $1.40 for a period of five years with all of the stock options vesting immediately on the date of grant.

On April 1, 2019, the Company granted 750,000 stock options to consultants of the Company at an exercise price of $1.00 for a period of three years. All of the stock options vested on June 29, 2019.

On June 13, 2019, the Company granted 150,000 stock options to a consultant of the Company at an exercise price of $1.00 for a period of three years with all of the stock options vesting immediately on the date of grant.

On July 19, 2019, the Company granted 100,000 stock options to a consultant of the Company at a price of $0.83 for a period of three years. All of the stock options vested on July 31, 2019.

On October 16, 2019, the Company granted 150,000 stock options to a consultant of the Company at a price of $0.75 for a period of four years. All of the stock options vested at grant.

On January 13, 2020, the Company granted 300,000 stock options to a consultant of the Company at a price of $0.89 for a period of 3 years. All of the stock options vested at grant.

On March 9, 2020, the Company granted 4,450,000 stock options to directors and officers of the Company at a price of $0.76 for a period of 3 years. All of the stock options vested at grant.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Share Capital – continued

c)	Options—continued

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted:

	Nine months ended March 31, 2020	Year ended June 30, 2019
Annualized volatility	72% - 163%	68% - 175%
Risk free interest rate	0.53% - 1.58%	1.34% -2.13%
Dividend rate	0%	0%
Expected life of options	3 - 4 year	1 - 5 years
Forfeiture rate	0%	0%
Share price	$0.76 - $0.91	$0.75 - $1.40

Stock option transactions are summarized as follows:

	Number of options	Weighted average exercise price
Balance at June 30, 2018	5,572,681	$1.24
Options granted	3,350,000	1.26
Options cancelled	(175,000)	1.24

Balance at June 30, 2019	8,747,681	1.25
Options granted	250,000	0.78
Options expired	(150,000)	1.03
Options cancelled	(300,000)	1.21
Options expired	(721,897)	2.10
Options granted	4,750,000	0.77

Balance at March 31, 2020	12,575,784	$1.01

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

9.	Share Capital – continued

c)	Options – continued

The following table summarizes stock options outstanding and exercisable at March 31, 2020:

	Options Outstanding			Options Exercisable
Exercise Price $	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
1.05	1,250,000	1.92	1.05	1,250,000	1.05
0.96	2,590,000	2.21	0.96	2,590,000	0.96
1.02	435,784	0.36	1.02	435,784	1.02
2.10	500,000	2.90	2.10	500,000	2.10
1.40	1,900,000	3.43	1.40	1,900,000	1.40
1.00	750,000	2.00	1.00	750,000	1.00
1.00	150,000	2.20	1.00	150,000	1.00
0.83	100,000	2.30	0.83	100,000	0.83
0.75	150,000	3.55	0.75	150,000	0.75
0.89	300,000	2.79	0.89	300,000	0.89
0.76	4,450,000	2.94	0.76	4,450,000	0.76

	12,575,784	2.42	1.24	12,575,784	1.01

10.	Related Party Transactions

Key management personnel are persons responsible for planning, directing and controlling the activities of the entity, and include directors and officers of the Company.

Compensation to key management is comprised of the following:

	March 31, 2020	March 31, 2019
Management fees paid or accrued to officers of the Company	$697,013	$874,370
Share-based payments	1,402,448	2,317,920

	$2,099,461	$3,192,290

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

10.	Related Party Transactions - continued

As at March 31, 2020 there is $98,138 (June 30, 2019: $161,843) in accounts payable and accrued liabilities owing to officers of the Company. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted. Amounts due to/from the related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

11.	Capital Management

The Company considers its capital structure to include shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to any external restrictions and the Company did not change its approach to capital management during the year.

12.	Financial instruments and financial risk management

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted market prices, as appropriate, in the most advantageous market for that instrument to which the Company has immediate access. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics.

The fair value of current financial instruments approximates their carrying value as they are short term in nature.

Financial instruments that are held at fair value are categorised based on a valuation hierarchy which is determined by the valuation methodology utilised:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is as prices) or indirectly (that is, derived from prices).

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Levels 1, 2 or 3 for the periods ended March 31, 2020 and June 30, 2019.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

12.	Financial instruments and financial risk management - continued

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

March 31, 2020	Level 1	Level 2	Level 3	Total
Cash	$6,550,275	$—	$—	$6,550,275

June 30, 2019	Level 1	Level 2	Level 3	Total
Cash	$6,849,114	$—	$—	$6,849,114

The Company’s Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in response to the Company’s activities. Management regularly monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

In the normal course of operations, the Company is exposed to various risks such as commodity, interest rate, credit, and liquidity risk. To manage these risks, management determines what activities must be undertaken to minimize potential exposure to risks. The objectives of the Company in managing risk are as follows:

•	maintaining sound financial condition;

•	financing operations; and

•	ensuring liquidity to all operations.

In order to satisfy these objectives, the Company has adopted the following policies:

•	recognize and observe the extent of operating risk within the business;

•	identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk with respect to its convertible loan, as described in Note 8.

(ii)	Credit risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations and arises principally from trade receivables. The Company does not have any financial instruments which are subject to credit risk.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

12.	Financial instruments and financial risk management - continued

(iii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources. At March 31, 2020, the Company has a working capital surplus of $314,999 (June 30, 2019: a working capital surplus of $1,578,892).

The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and therefore may not agree with the carrying amounts in the consolidated statement of financial position:

As at March 31, 2020	Up to 1 year	1 - 5 years	Total
Accounts payable	7,175,188	—	7,175,188
Convertible loan	159,604	5,958,540	6,118,144

	7,334,792	5,958,540	13,293,332

(iv)	Currency risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

	March 31, 2020 $	June 30, 2019 $
Cash	596,850	248,860
Accounts payable	(6,688,988)	(4,509,929)
Convertible loan	(5,154,549)	—

At March 31, 2020, US Dollar amounts were converted at a rate of USD 1.00 to CAD 1.4187. A 10% increase or decrease in the US Dollar relative to the Canadian Dollar would result in a change of approximately $1,125,000 in the Company’s comprehensive loss for the period.

STANDARD LITHIUM LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in Canadian Dollars - unaudited)

13.	Commitments

On November 1, 2017, the Company entered into a commercial property lease that will expire on October 31, 2020. The future minimum rental payments under the non-cancelable operating lease as at March 31, 2020:

March 31, 2020
2020	$25,859
2021	34,479

Total	$60,338

14.	Subsequent Events

Subsequent to March 31, 2020, the Company issued 600,000 common shares with a fair value of $432,000 to satisfy terms under property agreements.